02033960

SECURITIES AND EXCHANGE COMMISSION

Washington , D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

7th May 2002

(6 pages)

ESPÍRITO SANTO FINANCIAL GROUP S.A.
(Registrant's Name)

231 Val des Bons-Malades
Luxembourg-Kirchberg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20F x Form 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-......

ESPIRITO SANTO FINANCIAL GROUP S.A.

Société Anonyme Holding
R.C. Luxembourg B 22.232

R.C.Luxembourg B 22.232

NOTICE OF MEETING

Annual General Meeting of Espírito Santo Financial Group S.A. Société Anonyme Holding to be held on 31st May 2002 at 12 o'clock at the Company's registered office 231 Val des Bons Malades, L-2121 Luxembourg -Kirchberg

AGENDA

1. Management Report by the Board of Directors and Auditors' Report on Statutory and Consolidated Accounts for the year to 31st December 2001.

2. Approval of the audited Statutory and Consolidated Financial Statements and of the distribution of earnings for the period ended 31st December 2001.

3. Discharge of the Board of Directors and Statutory Auditors in respect of the year ended 31st December 2001.

4. Announcement of the death of Mr. Rui Barros Costa, director of the Company.

5. Proposal to accept the resignation of Mr. Augusto de Athayde Soares de Albergaria as a director of the Company.

6. Proposal to renew the mandates of all remaining directors for a period of six years.

7. Appointment of the Statutory Auditors.

8. Appointment of Mr. Othman Benjelloun, banker, with professional address at 140 Avenue Hassan II, Casablanca, Morocco, as director of the Company.

9. Appointment of Mr. José Pedro Caldeira da Silva, banker, with professional address at 15 av. de Monchoisi, Lausanne, Switzerland , as director of the Company.

In accordance with Luxembourg law dated 4th December 1992 concerning important shareholdings in companies listed on the Luxembourg Stock Exchange, any shareholders who are the beneficial owners of more than 10% of the shares of the Company directly or indirectly in the form of ADS's, are requested to declare their positions.

ESPIRITO SANTO FINANCIAL GROUP S.A.

Société Anonyme Holding
R.C. Luxembourg B 22.232

R.C.Luxembourg B.22.232

NOTICE OF MEETING

Extraordinary General Meeting of Espírito Santo Financial Group S.A. Société Anonyme Holding to be held on Friday, 31st May 2002 at 12.30 pm at the Company's registered office, 231 Val des Bons Malades L-2121 Luxembourg-Kirchberg

AGENDA

1. Proposal to renew the right conferred upon the Board of Directors to authorise the Company to purchase in the market the Company's own shares in the same conditions which were approved at the extraordinary general meetings held on 8th December, 1998 and 7th August, 2000. The previous authorisation to purchase up to 4,790,855 shares (10% of the shares issued) expired on 17th February 2002.

2. Proposal to renew the authorised capital of the Company at the current level of Euro 1,000,000,000.

3. Proposal to authorise the Board of Directors to issue shares within the limits of the authorised capital of the Company, in particular, but not limited to, by the conversion of any convertible bonds into shares.

4. Proposal to renew, for another period of five years, the power of the Board of Directors to issue shares in one or several tranches within the limits of the authorised capital without reserving a preferential subscription right to the existing shareholders,but including such issue premium as it may set forth.

5. Proposal to change Article 5 of the Statutes of the Company to reflect the above mentioned proposed changes.

In accordance with Luxembourg law dated 4th December 1992 concerning important shareholdings in companies listed on the Luxembourg Stock Exchange, any shareholders who are the beneficial owners of more than 10% of the shares of the Company directly or indirectly in the form of ADS's, are requested to disclose their positions.

Requirements to participate in the Annual General Meeting or Extraordinary General Meeting

In order to participate in the meeting (s), the holders of bearer shares must deposit their bearer shares with a bank or brokerage institution acceptable to the Company's board of directors, and send the respective certificate to the Company. Holders of registered shares and ADSs are not required to make such deposit.

In addition, the holders of bearer shares, registered shares or ADSs who intend to participate in the meeting(s) in person or by proxy are required to advise the Company of their intention. Proxy forms are available at the registered office of the Company.

The certificates as well as the information of attendance mentioned above and any proxy forms, should reach the Company at its registered office at 231 Val des Bons Malades , L-2121 Luxembourg-Kirchberg , T:00352 4389891, F:00352 435410, no later than the close of business (5pm, Luxembourg time) on 27th May 2002.

ESPIRITO SANTO FINANCIAL GROUP S.A.

Société Anonyme Holding
R.C. Luxembourg B 22.232

Mr.Othman Benjelloun, born in Morocco, age 69, has served as Chairman of the Banque Marocaine de Commerce Extérieur, BMCE Bank, since 1995. Mr. Benjelloun is Chairman of the Moroccan Bankers' Association, Chairman of the Moroccan- American Trade and Investment Board and an advisor to the Center for Strategic International Studies in Washington D.C. In 1995 Mr. Benjelloun set up the Fondation BMCE, in Morocco, with the principal aims of improving levels of literacy in rural areas and protecting the environment.

Mr José Pedro Torres Garcia Caldeira da Silva, born in Portugal, age 43, has been chief executive officer of Compagnie Bancaire Espírito Santo ("CBESSA") in Lausanne, Switzerland since 1998. He joined CBESSA in 1989 after working in the corporate finance division of BASF AG in Germany and abroad from 1985 to 1989.

231, Val des Bons Malades L-2121 LUXEMBOURG-KIRCHBERG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Espírito Santo Financial Group S.A.
Société Anonyme Holding

By: Manuel de Magalhães Villas-Boas
Director

Date : 7th May 2002